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                           July 27, 2023

       Benjamin Sullivan
       Executive Vice President, General Counsel and Corporate Secretary Diversified Energy Co PLC
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Company plc
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted July 17,
2023
                                                            CIK No. 0001922446

       Dear Benjamin Sullivan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1

       Exhibits

   1.                                                   The disclosures in
Exhibit 99.1 do not appear to address all of the reserve report requirements pursuant
to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report
to include disclosure addressing the following points:
                                                        1. The purpose for
which the report was prepared, e.g. for inclusion as an exhibit in a filing made with
the U.S. Securities and Exchange Commission, per Item
                                                             1202(a)(8)(i).
                                                        2. A statement that the
assumptions, data, methods, and procedures are appropriate for the purpose served
by the report per Item 1202(a)(8)(iv).
 Benjamin Sullivan
Diversified Energy Co PLC
July 27, 2023
Page 2

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
5516548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin Sullivan
                                                          Division of
Corporation Finance
Comapany NameDiversified Energy Co PLC
                                                          Office of Energy &
Transportation
July 27, 2023 Page 2
cc:       Ryan J. Lynch, Esq.
FirstName LastName